# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GDS Holdings Limited, CIK 0001526125
CUSIP: 36165L108
Title of class of securities: Class A ordinary shares, par value $0.00005 per share
Address of issuer's principal executive offices: F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, China (F4), 200137
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-23-001988
Filed by CIK 0000936828

## Reporting persons
- GIC Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 9,175,076; shared voting power 117,359,348; sole dispositive power 9,175,076; shared dispositive power 117,359,348; aggregate amount beneficially owned 126,534,424 (7.55% of the class)
  Comment: (1) These 9,175,076 Class A ordinary shares of GDS (the "Issuer") are represented by (i) 641,522 American Depositary Shares ("ADSs"), each ADS representing eight (8) Ordinary Shares; and (ii) 4,042,900 Ordinary Shares.
  (2) These 117,359,348 Ordinary Shares of the Issuer are represented by (i) 43,200,000 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer's 0.25% Convertible Senior Notes due 2029 ("2029 Senior Notes"); (ii) 73,012,248 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer's 4.5% Convertible Senior Notes due 2030 ("2030 Senior Notes") and (iii) 1,147,100 Ordinary Shares.
  (3) Based on 1,675,642,815 Ordinary Shares, which includes (i) 1,599,430,567 shares outstanding as of May 31, 2026, according to the Form 6-K filed by the Issuer with the SEC on June 2, 2026; (ii) 43,200,000 Ordinary Shares of post conversion 2029 Senior Notes; and (iii) 73,012,248 Ordinary Shares of post conversion 2030 Senior Notes.
  
  There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 36165L108 has been assigned to the ADSs of the Issuer, each ADS representing eight (8) Ordinary Shares, which are quoted on the Nasdaq Global Market under the symbol "GDS".
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 100,212,248; sole dispositive power 0; shared dispositive power 100,212,248; aggregate amount beneficially owned 100,212,248 (6.04% of the class)
  Comment: (1) These 100,212,248 Ordinary Shares of the Issuer are represented by (i) 27,200,000 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer's 0.25% Convertible Senior Notes due 2029 ("2029 Senior Notes"); and (ii) 73,012,248 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer's 4.5% Convertible Senior Notes due 2030 ("2030 Senior Notes").
  (2) Based on 1,659,642,815 Ordinary Shares, which includes (i) 1,599,430,567 shares outstanding as of May 31, 2026, according to the Form 6-K filed by the Issuer with the SEC on June 2, 2026; (ii) 27,200,000 Ordinary Shares of post conversion 2029 Senior Notes; and (iii) 73,012,248 Ordinary Shares of post conversion 2030 Senior Notes.
  
  There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 36165L108 has been assigned to the ADSs of the Issuer, each ADS representing eight (8) Ordinary Shares, which are quoted on the Nasdaq Global Market under the symbol "GDS".
- Ceningan Investment Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 100,212,248; sole dispositive power 0; shared dispositive power 100,212,248; aggregate amount beneficially owned 100,212,248 (6.04% of the class)
  Comment: (1) These 100,212,248 Ordinary Shares of the Issuer are represented by (i) 27,200,000 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer's 0.25% Convertible Senior Notes due 2029 ("2029 Senior Notes"); and (ii) 73,012,248 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer's 4.5% Convertible Senior Notes due 2030 ("2030 Senior Notes").
  (2) Based on 1,659,642,815 Ordinary Shares, which includes (i) 1,599,430,567 shares outstanding as of May 31, 2026, according to the Form 6-K filed by the Issuer with the SEC on June 2, 2026; (ii) 27,200,000 Ordinary Shares of post conversion 2029 Senior Notes; and (iii) 73,012,248 Ordinary Shares of post conversion 2030 Senior Notes.
  
  There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 36165L108 has been assigned to the ADSs of the Issuer, each ADS representing eight (8) Ordinary Shares, which are quoted on the Nasdaq Global Market under the symbol "GDS".

## Item 1. Issuer
Name of issuer: GDS Holdings Limited
Address of issuer's principal executive offices: F4/F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai 200137, People's Republic of China

## Item 2. Person Filing
Name of person filing:
GIC Private Limited
GIC Special Investments Private Limited
Ceningan Investment Pte. Ltd.
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship:
GIC Private Limited - Republic of Singapore
GIC Special Investments Private Limited - Republic of Singapore
Ceningan Investment Pte. Ltd. - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
126,534,424

Ceningan Investment Pte. Ltd. ("Ceningan") shares the power to vote and the power to dispose of 100,212,248 Ordinary Shares that Ceningan has the right to acquire upon conversion of (i) US$170,000,000 principal amount 2029 Senior Notes; and (ii) US$223,600,000 principal amount 2030 Senior Notes held directly by it with GIC Special Investments Private Limited ("GIC SI") and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL

GIC PL is a fund manager and only has two clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC PL has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC PL has the sole power to vote and power to dispose of the 641,522 American depositary shares, and 4,042,900 Ordinary Shares, beneficially owned by it. GIC PL shares power to vote and dispose of 1,147,100 Ordinary Shares beneficially owned by it with MAS.

GIC PL is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves. The GoS disclaims beneficial ownership of these shares.
Percent of class:
7.55%

Based on 1,675,642,815 Ordinary Shares, which includes (i) 1,599,430,567 shares outstanding as of May 31, 2026, according to the Form 6-K filed by the Issuer with the SEC on June 2, 2026; (ii) 43,200,000 Ordinary Shares of post conversion 2029 Senior Notes; and (iii) 73,012,248 Ordinary Shares of post conversion 2030 Senior Notes.
Sole power to vote or to direct the vote: 9,175,076
Shared power to vote or to direct the vote: 117,359,348
Sole power to dispose or to direct the disposition: 9,175,076
Shared power to dispose or to direct the disposition: 117,359,348

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GIC Private Limited: /s/ Wong Hui Ping, Wong Hui Ping, Senior Vice President (08/13/2026)
- GIC Private Limited: /s/ Toh Tze Meng, Toh Tze Meng, Senior Vice President (08/13/2026)
- GIC Special Investments Private Limited: /s/ Sensen Lin, Sensen Lin, Authorized Signatory for GIC SI (08/13/2026)
- Ceningan Investment Pte. Ltd.: /s/ Nicole Goh Phaik Khim, Nicole Goh Phaik Khim, Director (08/13/2026)